UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

ALIGHT, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W 101

(CUSIP Number)

July 2, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 01626W 101	Page 2 of 9

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,695,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,695,209

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,695,209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 446,790,011 shares of Class A common stock, par value $0.0001 per share, outstanding as of July 2, 2021 based on information provided by the Issuer.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 3 of 9

1	NAMES OF REPORTING PERSONS GIC Special Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,695,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,695,209

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,695,209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 446,790,011 shares of Class A common stock, par value $0.0001 per share, outstanding as of July 2, 2021 based on information provided by the Issuer.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 4 of 9

1	NAMES OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,695,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,695,209

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,695,209
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 446,790,011 shares of Class A common stock, par value $0.0001 per share, outstanding as of July 2, 2021 based on information provided by the Issuer.

SCHEDULE 13G
CUSIP No. 01626W 101	Page 5 of 9

Item 1(a)	Name of Issuer

Alight, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

4 Overlook Point, Lincolnshire, IL 60069.

Item 2(a)	Name of Persons Filing

GIC Private Limited

GIC Special Investments Pte. Ltd.

Jasmine Ventures Investment Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Pte. Ltd. – Republic of Singapore

Jasmine Ventures Pte. Ltd. – Republic of Singapore

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number

01626W 101

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Pte. Ltd. and Jasmine Ventures Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Jasmine Ventures Pte. Ltd. shares the power to vote and the power to dispose of the shares of Class A common stock, par value $0.0001 per share, with GIC Special Investments Pte. Ltd., or GIC SI, and GIC Private Limited both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these securities.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

SCHEDULE 13G
CUSIP No. 01626W 101	Page 6 of 9

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 01626W 101	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 12, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director

SCHEDULE 13G
CUSIP No. 01626W 101	Page 8 of 9

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement

SCHEDULE 13G
CUSIP No. 01626W 101	Page 9 of 9

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A common stock, par value $0.0001 per share, of Alight, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 12, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling

Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang

Name:	Diane Liang
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin

Name:	Chan Hoe Yin
Title:	Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle

Name:	Ankur Meattle
Title:	Director